SUB-ITEM 77C:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On October 19, 2007, a Special Meeting of Shareholders of the Monteagle Quality Growth Fund was held for the purpose of approving or disapproving a new Sub-Advisory Agreement by and among the Registrant, Parkway Advisors, L.P. and Davis Hamilton Jackson & Associates, L.P. The total number of shares of the
Monteagle Quality Growth Fund present in person or by proxy represented approximately 53.7% of the shares entitled to vote at the Special Meeting.

     The shareholders of the Monteagle Quality Growth Fund voted to approve the new Sub-Advisory Agreement. The votes cast with respect to the proposal were as follows:

                                Number of Shares
                  ---------------------------------------------
                      For            Against         Abstain
                  -------------   -------------   -------------
                   903,695.875         0               0